Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 20, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Valerie Lithotomas

Re:	The Campbell Systematic Macro Fund of The RBB Fund, Inc. (the “Company”)/Registration Statement on Form N-14 (1933 Act Registration No. 333-234314)

Dear Ms. Lithotomas:

This letter responds to comments provided by the staff of the Division of Investment Management to the undersigned on the Registration Statement on Form N-14 (the “N-14 Registration Statement”) filed on October 24, 2019 in connection with the proposed reorganization of the Equinox Campbell Strategy Fund, a series of Equinox Funds Trust (the “Acquired Fund”) into the Company’s Campbell Systematic Macro Fund (the “Acquiring Fund”). For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the N-14 Registration Statement.

SEC Staff Accounting Comments

1.	Comment: Please confirm whether the annual report for the Acquired Fund has been completed and provided to current shareholders of the Acquired Fund.

Response: The Acquired Fund confirms that the annual report for the Acquired Fund will be completed and mailed to shareholders prior to distribution of the N-14 Registration Statement.

2.	Comment: The fee table in the 485APOS registration statement filing for the Acquiring Fund does not match the fee table for the Acquiring Fund in the N-14 Registration Statement. Please revise as appropriate or explain why Other Expenses differ between the two tables.

Response: The Registrant confirms that the fee table for the Acquiring Fund included in the N-14 Registration Statement is accurate. The Registrant will revise the Acquiring Fund’s fee table included the Acquiring Fund’s 485BPOS registration statement filing.

3.	Comment: Footnote 3 in the fee table stated that the management fees include fees paid to the Acquired Fund’s consolidated wholly-owned subsidiary. Please supplementally confirm that the management fee and expenses of the subsidiary are included in the Acquired Fund’s expenses in the fee table.

Response: Registrant confirms that the subsidiary’s management fee and expenses are included in the Acquired Fund’s expenses in the fee table.

4.	Comment: With respect to footnote 6 in the fee table, please confirm accuracy of the statement that the Fund did not make any payments pursuant to the Acquired Fund’s shareholder services arrangements with respect to Class A Shares during the fiscal year ended September 30, 2019, or update the footnote once information is available.

Response: The Registrant so confirms.

5.	Comment: Please confirm that any fees and expenses of the Acquired Fund cannot be recouped following the Reorganization.

Response: The Registrant so confirms.

6.	Comment: Please provide supplementally the calculations for the expense examples.

Response: The Registrant has revised the expense example information included in the N-14 Registration Statement and will provide the calculations used to generate the updated information supplementally. The revised expense example information is as follows:

	One Year	Three Years	Five Years	Since Inception
Acquired Fund – Class A Shares (with redemption at end of period)	$880	$1,263	$1,771	$3,162
Acquiring Fund – Class A Shares (with redemption at end of period) – (Pro forma)	$866	$1,206	$1,670	$2,949
Acquired Fund – Class A Shares (without redemption at end of period)	$780	$1,263	$1,771	$3,162
Acquiring Fund – Class A Shares (without redemption at end of period) – (Pro forma)	$766	$1,206	$1,670	$2,949

	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class I Shares	$1,919	$6,460	$11,263	$24,527
Acquiring Fund – Class I Shares – (Pro forma)	$1,778	$5,929	$10,336	$22,587

	One Year	Three Years	Five Years	Since Inception
Acquired Fund – Class P Shares	$217	$732	$1,274	$2,754
Acquiring Fund – Class P Shares – (Pro forma)	$203	$669	$1,161	$2,518

	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class C Shares (with redemption at end of period)	$392	$955	$1,643	$3,474
Acquiring Fund – Class C Shares (with redemption at end of period) – (Pro forma)	$378	$894	$1,535	$3,257
Acquired Fund – Class C Shares (without redemption at end of period)	$292	$955	$1,643	$3,474
Acquiring Fund – Class C Shares (without redemption at end of period) – (Pro forma)	$278	$894	$1,535	$3,257

7.	Comment: Please confirm or revise the capitalization table in the N-14 Registration Statement to accurately reflect the Acquired Fund’s net assets.

Response: The Registrant has revised the capitalization table in the N-14 Registration Statement to reflect the Acquired Fund’s net assets as of September 30, 3019 as follows:

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund – Class A Shares	12,895,083	9.81	1,314,070
Acquiring Fund – Class A Shares (Pro forma)	12,895,083	9.81	1,314,070
Acquired Fund – Class I Shares	51,066,588	9.93	5,143,955
Acquiring Fund – Class I Shares (Pro forma)	51,066,588	9.93	5,143,955
Acquired Fund – Class P Shares	2,237,014	10.10	221,523
Acquiring Fund – Class P Shares (Pro forma)	2,237,014	10.10	221,523
Acquired Fund – Class C Shares	13,237,383	9.51	1,391,618
Acquiring Fund – Class C Shares (Pro forma)	13,237,383	9.51	1,391,618

SEC Staff Disclosure Comments

1.	Comment: In the Question and Answer section of the N-14 Registration Statement, under “Why is the Reorganization being proposed?” it is noted that the fees for the Acquiring Fund are expected to be lower. Consider also disclosing that the Acquiring Fund will also have the ability to recoup fees under certain conditions.

Response: The Registrant has added the following sentence to the first paragraph under the section entitled “Why is the Reorganization being proposed?” in the N-14 Registration Statement:

“Campbell is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by Campbell to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement.”

2.	Comment: Please note in the Question and Answer section of the N-14 Registration Statement that the Acquiring Fund’s expense limitation agreement is only guaranteed for one year following the proposed Reorganization.

Response: The Registrant has added the following sentence to the first paragraph under the section entitled “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” in the N-14 Registration Statement:

“There can be no assurance that Campbell will continue such waivers after December 31, 2020.”

3.	Comment: The N-14 Registration Statement notes the Acquired Fund’s and the Acquiring Fund’s investment strategies are substantially similar. Please highlight any material or significant differences between the investment strategies.

Response: Campbell confirms that although the Funds may use slightly different wording or terminology to describe their respective principal investment strategies, there is no material difference between the investment strategies of the Acquired Fund and the investment strategies of the Acquiring Fund.

4.	Comment: The N-14 Registration Statement states that Campbell will pay or cause to be paid, all expenses incurred by the Equinox Funds Trust and by RBB. Supplementally explain what it means to “cause to be paid.”

Response: Registrant notes that the expenses associated with the Reorganization may be paid by Campbell or its affiliate.

5.	Comment: Please discuss in the summary Question and Answer section in the front of the N-14 Registration Statement any material differences between Maryland and Delaware law. In particular, please discuss any diminution of shareholder rights.

Response: The Registrant has added the following new question and answer to the Question and Answer section in the front of the N-14 Registration Statement:

“Question: How do the Acquired Fund and Acquiring Fund charter documents compare?

Answer: The Trust, of which the Acquired Fund is a series, is organized as a Delaware statutory trust, while RBB, of which the Acquiring Fund is a series, is organized as a Maryland corporation. The Trust is governed by both the Delaware Statutory Trust Act (the “Delaware Act”) and the Trust’s Amended and Restated Declaration of Trust and bylaws. As is common for Delaware statutory trusts, internal governance matters of the Trust are a function of the terms of the Trust’s Declaration of Trust and bylaws. RBB is governed by the Maryland General Corporation Law (the “MGCL”) and RBB’s Articles of Incorporation, as amended and supplemented, and bylaws. For a Maryland corporation, unlike the Delaware Act, the MGCL prescribes many aspects of corporate governance. Under both the MGCL and the Delaware Act, shareholders have similar rights and are generally shielded from personal liability for an entity’s debts or obligations. Importantly, both the Acquired Fund and Acquiring Fund must comply with the Investment Company Act of 1940, as amended (the “1940 Act”) and certain other federal securities laws. As a result, many issues that may arise in the course of the Acquired Fund’s and Acquiring Fund’s operations are addressed under federal, rather than state law. Additionally, the 1940 Act requires shareholder approval of certain actions (such as the Reorganization) regardless of an entity’s state or form of organization.”

6.	Comment: The last paragraph in the section “Overview – The Reorganization” states that the sale of securities by the Acquired Fund prior to the Reorganization, whether in the ordinary course of business or in anticipation of the Reorganization, could result in a taxable capital gains distribution prior to the Reorganization. Please supplementally state whether such a sale is anticipated, and, if so, will it result in any taxable gains.

Response: Registrant confirms that the sale of securities by the Acquired Fund in anticipation of the Reorganization is not anticipated.

7.	Comment: Footnote 7, 4, 6 and 6 to the fee table for Class A Shares, Class I Shares, Class P Shares and Class C Shares, respectively, includes a fee waiver for the Acquired Fund. Please confirm that the fee waiver will continue for at least one year or remove the fee waiver if it will not.

Response: The Acquired Fund confirms that if the Reorganization is not effected, then the fee waiver for the Acquired Fund will remain in effect through at least January 31, 2021. The Registrant has revised the third sentence of Footnote 7, 4, 6 and 6 to the fee table for Class A Shares, Class I Shares, Class P Shares and Class C Shares, respectively, as follows:

“Equinox and Campbell have contractually agreed to reduce their fees and/or reimburse expenses of the Acquired Fund until at least January 31, 2021.”

8.	Comment: Consider deleting the Distribution and/or Service (12b-1 Fees) line in each table for those share classes that do not 12b-1 fees.

Response: The Registrant respectfully declines this comment, as it believes that the inclusion of the 12b-1 line in each fee table provides helpful information to shareholders.

9.	Comment: Please confirm that the fee waiver for expense examples is only reflected for the contractual period of the applicable fee waiver.

Response: The Registrant has revised the expense example information included in the N-14 Registration Statement to reflect the fee waiver only for the contractual period thereof. The revised expense example table is as follows:

	One Year	Three Years	Five Years	Since Inception
Acquired Fund – Class A Shares (with redemption at end of period)	$880	$1,263	$1,771	$3,162
Acquiring Fund – Class A Shares (with redemption at end of period) – (Pro forma)	$866	$1,206	$1,670	$2,949
Acquired Fund – Class A Shares (without redemption at end of period)	$780	$1,263	$1,771	$3,162
Acquiring Fund – Class A Shares (without redemption at end of period) – (Pro forma)	$766	$1,206	$1,670	$2,949

	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class I Shares	$1,919	$6,460	$11,263	$24,527
Acquiring Fund – Class I Shares – (Pro forma)	$1,778	$5,929	$10,336	$22,587

	One Year	Three Years	Five Years	Since Inception
Acquired Fund – Class P Shares	$217	$732	$1,274	$2,754
Acquiring Fund – Class P Shares – (Pro forma)	$203	$669	$1,161	$2,518

	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class C Shares (with redemption at end of period)	$392	$955	$1,643	$3,474
Acquiring Fund – Class C Shares (with redemption at end of period) – (Pro forma)	$378	$894	$1,535	$3,257
Acquired Fund – Class C Shares (without redemption at end of period)	$292	$955	$1,643	$3,474
Acquiring Fund – Class C Shares (without redemption at end of period) – (Pro forma)	$278	$894	$1,535	$3,257

10.	Comment: Highlight in the Principal Investment Strategies section of the N-14 Registration Statement how the investment strategies differ between the Acquired Fund and the Acquiring Fund.

Response: The Registrant notes that there is no material difference between the Acquired Fund’s and the Acquiring Fund’s respective investment strategies. To clarify this point, the Registrant has added the following as the third sentence of the second paragraph of the “Comparison of Investment Objectives and Strategies” section of the N-14 Registration Statement:

“There is no material difference between the investment strategies of the Acquired Fund and the investment strategies of the Acquiring Fund.”

11.	Comment: In the “Investment Risks” section of the N-14 Registration Statement, the list of risks for the Acquired Fund and the Acquiring Fund are not identical. Please highlight the differences between risks for each Fund in a readily understandable manner. Consider changing the format of the risk disclosure to provide a side-by-side comparison, similar to that of the Principal Investment Strategy section.

Response: The Registrant has added a table in the “Investment Risks” section of the N-14 Registration Statement that provides a side-by-side comparison of the principal risk disclosures of the Acquired Fund and the Acquiring Fund. The table is also included in Appendix A to this letter for your reference.

12.	Comment: In the section “Board Considerations Relating to Proposed Reorganization,” please explain in the eighth bullet point why the total annual operating expenses of the Acquiring Fund are expected to be lower.

Response: The Registrant has revised the eighth bullet point in the section entitled “Board Considerations Relating to Proposed Reorganization” in the N-14 Registration Statement as follows:

“• the total annual operating expenses of the Acquiring Fund are expected to be lower than the current expenses of the Acquired Fund because, while the management fees and 12b-1 or shareholder servicing fees, if any, are expected to be the same for each share class of the Acquiring Fund, “other expenses” are projected to be lower for each share class of the Acquiring Fund, with the net result of lower total annual operating expenses for each share class of the Acquiring Fund;”

13.	Comment: In the section “Comparison of Shareholder Rights” please highlight the differences between the shareholder rights of the Acquired Fund and the Acquiring Fund.

Response: The Registrant has replaced the first paragraph in the section entitled “Comparison of Shareholder Rights” in the N-14 Registration Statement with the following:

“The Trust, of which the Acquired Fund is a series, is organized as a Delaware statutory trust, while RBB, of which the Acquiring Fund is a series, is organized as a Maryland corporation. The Trust is governed by both the Delaware Act and the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) and By-laws. As is common for Delaware statutory trusts, internal governance matters of the Trust are a function of the terms of the Trust’s Declaration of Trust and By-laws. RBB is governed by the MGCL and RBB’s Articles of Incorporation, as amended and supplemented (the “RBB Charter”) and RBB’s By-laws. For a Maryland corporation, unlike the Delaware Act, the MGCL prescribes many aspects of corporate governance. Under both the MGCL and the Delaware Act, shareholders have similar rights and are generally shielded from personal liability for an entity’s debts or obligations. Importantly, both the Acquired Fund and Acquiring Fund must comply with the 1940 Act and certain other federal securities laws. As a result, many issues that may arise in the course of the Acquired Fund’s and Acquiring Fund’s operations are addressed under federal, rather than state law. Additionally, the 1940 Act requires shareholder approval of certain actions (such as the Reorganization) regardless of an entity’s state or form of organization. Set forth below is a discussion of the material differences in the rights of shareholders of the Acquired Fund and the rights of shareholders of the Acquiring Fund.”

14.	Comment: In the “Adjournment and Postponement” section of the N-14 Registration Statement, pursuant to Rule 14a-4 of the proxy rules, please add a separate vote to permit adjournment to solicit additional positive votes for the Reorganization.

Response: The Registrant has revised the N-14 Registration Statement to include the following additional proposal for consideration by shareholders of the Acquired Fund at the Special Meeting:

“If necessary, a proposal to adjourn or postpone the Special Meeting to permit further solicitation of proxies in the event that a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the Special Meeting to approve the Reorganization.”

15.	Comment: Please consider including cyber security risk as a principal risk of the Acquiring Fund.

Response: The Registrant has added “Cyber Security Issues” as a principal risk of the Acquiring Fund and included the following disclosure within the section entitled “Investment Risk” of the N-14 Registration Statement:

“Cyber Security Issues. With the increased use of technologies such as the internet to conduct business, the Fund and Subsidiary are susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures or breaches by the Fund's Manager and other service providers (including, but not limited to, Fund accountant, custodian, transfer agent and administrator), and the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund's ability to calculate its NAV, impediments to trading, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Manager has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by service providers to the Fund and issuers in which the Fund invests. The Fund and its shareholders could be negatively impacted as a result.”

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Company. The disclosures responsive to these comments will be reflected in a filing pursuant to Rule 497.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

APPENDIX A

Acquired Fund	Acquiring Fund

•            The Sub-Adviser Strategy Risk. The performance of the Fund’s Futures Portfolio depends primarily on the ability of the Sub-Adviser to anticipate price movements in the relevant markets and underlying derivative instruments and futures and forward contracts. Such price movements may be influenced by, among other things:

o       changes in interest rates;

o       governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies;

o       weather and climate conditions;

o       changing supply and demand relationships;

o       changes in balances of payments and trade;

o       U.S. and international rates of inflation and deflation; and

o       changes in philosophies and emotions of various market participants.

The Sub-Adviser’s investment process may not take all of these factors into account. The successful use of forward and futures contracts draws upon the Sub-Adviser’s skill and experience with respect to such instruments and are subject to special risk considerations. The primary risks associated with the use of futures contracts are:

o       Futures and forward contracts have a high degree of price variability and are subject to occasional rapid and substantial changes;

o       the imperfect correlation between the change in market value of the forward or futures contract and the market value of the underlying instrument or reference assets with respect to such contracts;

o       possible lack of a liquid secondary market for a forward or futures contract and the resulting inability to close a forward or futures contract when desired;

o       possible market disruption or other extraordinary events, including but not limited to, governmental intervention;

o       losses caused by unanticipated market movements, which are potentially unlimited;

o       Campbell’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors;

o       the possibility that the counterparty will default in the performance of its obligations; and

o       if the Fund has insufficient cash, it may either have to sell securities from its portfolio to meet daily variation margin requirements with respect to its derivative instruments or close certain positions at a time when it may be disadvantageous to do so.

The use of futures contracts, forward contracts and derivative instruments will have the economic effect of financial leverage. Financial leverage magnifies exposure to the swings in prices of an asset class underlying an investment and results in increased volatility, which means the Fund will have the potential for greater losses, as well as the potential for greater gains, than if it did not employ leverage in its investment activity. Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to an asset class and may cause the value of the Fund’s securities or related derivatives instruments to be volatile. Accordingly, the Fund’s NAV may be volatile.

•            Strategy Risk. The profitability of any Fund investment depends primarily on the ability of the Manager to anticipate price movements in the relevant markets and underlying derivative instruments and futures contracts. Such price movements may be influenced by, among other things:

o       changes in interest rates;

o       governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies;

o       weather and climate conditions;

o       natural disasters, such as hurricanes;

o       changing supply and demand relationships;

o       changes in balances of payments and trade;

o       U.S. and international rates of inflation and deflation;

o       currency devaluations and revaluations;

o       U.S. and international political and economic events; and

o       changes in philosophies and emotions of various market participants.

The Fund may not take all of these factors into account.

•            Futures and Forwards and Related Risks. The successful use of forward and futures contracts draws upon the Manager's skill and experience with respect to such instruments and are subject to special risk considerations. The primary risks associated with the use of futures and forward contracts are:

o       Futures and forward contracts have a high degree of price variability and are subject to occasional rapid and substantial changes;

o       the imperfect correlation between the change in market value of the forward or futures contracts and the market value of the underlying instrument or reference assets with respect to such contracts;

o       possible lack of a liquid secondary market for a forward or futures contract and the resulting inability to close a forward or futures contract when desired;

o       possible market disruption or other extraordinary events, including but not limited to, governmental intervention;

o       potentially unlimited losses caused by unanticipated market movements;

o       the Fund's inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors;

o       the possibility that the counterparty will default in the performance of its obligations; and

o       if the Fund has insufficient cash, it may either have to sell securities from its portfolio to meet daily variation margin requirements with respect to its derivative instruments or close certain positions at a time when it may be disadvantageous to do so.

The trading decisions of the Sub-Adviser are based in part on mathematical models, which are implemented as automated computer algorithms that the Sub-Adviser has developed over time. The successful operation of the automated computer algorithms on which the Sub-Adviser’s trading decisions are based is reliant upon the Sub-Adviser information technology systems and its ability to ensure those systems remain operational and that appropriate disaster recovery procedures are in place. Further, as market dynamics shift over time, a previously highly successful model may become outdated, perhaps without the Sub-Adviser recognizing that fact before substantial losses are incurred. There can be no assurance that the Sub-Adviser will be successful in maintaining effective mathematical models and automated computer algorithms.

•            Commodities Risk. Exposure to the commodities markets (including financial futures markets) may subject the Fund to greater volatility than investments in traditional securities. Prices of commodities and related contracts may fluctuate significantly over short periods for a variety of reasons, including changes in interest rates, supply and demand relationships and balances of payments and trade; weather and natural disasters; and governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies. The commodity markets are subject to temporary distortions and other disruptions. U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.

•            Derivatives Risk. Derivatives include instruments and contracts that are based on, and are valued in relation to, one or more underlying securities, financial benchmarks or indices, such as futures, options, swap agreements and forward contracts. Derivatives typically have economic leverage inherent in their terms. Such leverage will magnify any losses. See “Leverage/Volatility Risk” below. The primary types of derivatives in which the Fund and its Subsidiary invest in are swap agreements, futures contracts and forward contracts. Futures contracts, forward contracts and swap agreements can be highly volatile, illiquid and difficult to value, and changes in the value of such instruments held directly or indirectly by the Fund may not correlate with the underlying instrument or reference assets, or the Fund’s other investments. Although the value of futures contracts, forward contracts and swap agreements depend largely upon price movements in the underlying instrument or reference asset, there are additional risks associated with futures contracts, forward contracts and swap agreements that are possibly greater than the risks associated with investing directly in the underlying instruments or reference assets, including illiquidity risk, leveraging risk and counterparty credit risk. A small position in futures contracts, forward contracts or swap agreements could have a potentially large impact on the Fund’s performance. Further, a relatively small movement in the price of a contract may result in a profit or loss which is high in proportion to the amount of funds actually placed as initial margin and may result in unquantifiable further loss exceeding any margin deposited. In the event that a call for further margin exceeds the amount of cash available, the Fund would be required to close out the relevant contract. In addition, daily limits on price fluctuations and speculative position limits on exchanges may prevent prompt liquidation of positions resulting in potentially greater losses. Trading restrictions or limitations may be imposed by an exchange, and government regulations may restrict trading in swap agreements, futures contracts and options and forward contracts.

•            Commodities Risk. Exposure to the commodities markets (including financial futures markets) may subject the Fund through its investment in the Subsidiary to greater volatility than investments in traditional securities. Prices of commodities and related contracts may fluctuate significantly over short periods for a variety of reasons, including changes in interest rates, supply and demand relationships and balances of payments and trade; weather and natural disasters; and governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies. The commodity markets are subject to temporary distortions and other disruptions. U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.

•            Derivatives Risk. Derivatives include instruments and contracts that are based on, and are valued in relation to, one or more underlying securities, financial benchmarks or indices, such as futures, options, swap agreements and forward contracts. Derivatives typically have economic leverage inherent in their terms. Such leverage will magnify any losses. See "Leverage/Volatility Risk" below. The primary types of derivatives in which the Fund or its Subsidiary invest in are futures contracts and forward contracts. Futures contracts and forward contracts can be highly volatile, illiquid and difficult to value, and changes in the value of such instruments held directly or indirectly by the Fund may not correlate with the underlying instrument or reference assets, or the Fund's other investments. Although the value of futures contracts and forward contracts depends largely upon price movements in the underlying instrument or reference asset, there are additional risks associated with futures contracts and forward contracts that are possibly greater than the risks associated with investing directly in the underlying instruments or reference assets, including illiquidity risk, leveraging risk and counterparty credit risk. A small position in futures contracts or forward contracts could have a potentially large impact on the Fund's performance. Trading restrictions or limitations may be imposed by an exchange, and government regulations may restrict trading in futures contracts and options and forward contracts.

The prices of derivative instruments are highly volatile. Price movements of derivative instruments in which the Fund and its Subsidiary may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets. Such intervention is often intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund is also subject to the risk of the failure of any of the exchanges on which its positions trade or of their clearinghouses.

•            Counterparty Risk. The derivative contracts entered into by the Fund or its Subsidiary may be privately negotiated in the over-the-counter market. These contracts also involve exposure to credit risk, since contract performance depends in part on the financial condition of the counterparty. Relying on a counterparty exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. If a counterparty defaults on its payment obligations to the Fund, this default will cause the value of an investment in the Fund to decrease. In addition, to the extent the Fund deals with a limited number of counterparties, it will be more susceptible to the credit risks associated with those counterparties. The Fund is neither restricted from dealing with any particular counterparty nor from concentrating any or all of its transactions with one counterparty. The ability of the Fund to transact business with any one or number of counterparties and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

•            OTC Trading Risk. Certain of the derivatives in which the Fund may invest may be traded (and privately negotiated) in the "over-the-counter" or "OTC" market. While the OTC derivatives market is the primary trading venue for many derivatives, it is largely unregulated. As a result and similar to other privately negotiated contracts, the Fund is subject to counterparty credit risk with respect to such derivative contracts.

•            Short Sales Risk. The Fund may take a short position in a derivative instrument, such as a future, or forward, or swap or a security. A short position on a derivative instrument or security involves the risk of a theoretically unlimited increase in the value of the underlying instrument. Short sales also involve transaction and other costs that will reduce potential Fund gains and increase potential Fund losses.

• Fixed-Income Risk. Fixed income securities are subject to credit risk and interest rate risk. Credit risk, as described more fully below, refers to the possibility that the issuer of a debt security will be unable to make interest payments or repay principal when it becomes due. Interest rate risk refers to fluctuations in the value of a debt security resulting from changes in the general level of interest rates. Prices of fixed income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed income security prices and, accordingly, the Fund’s returns and share price. The Fund’s fixed income investments will primarily consist of U.S. government securities which include any security issued or guaranteed as to principal or interest by the United States, or by a person controlled by or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by Congress of the United States or any certificate of deposit for any of the foregoing, including U.S. Treasury bonds and U.S. Treasury bills. U.S. government securities are subject to market risk, interest rate risk and credit risk. Securities, such as those issued or guaranteed by the U.S. Treasury, that are backed by the full faith and credit of the United States are guaranteed only as to the timely payment of interest and principal when held to maturity and the market prices for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Fund.	• Fixed-Income Risk. Fixed income securities, such as U.S. Treasuries, or derivatives based on fixed income securities, are subject to credit risk and interest rate risk. Credit risk, as described more fully below, refers to the possibility that the issuer of a debt security will be unable to make interest payments or repay principal when it becomes due. Interest rate risk refers to fluctuations in the value of a debt security resulting from changes in the general level of interest rates. Prices of fixed income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed income security prices and, accordingly, the Fund's returns and share price. In addition, the Fund may be subject to "call" risk, which is the risk that during a period of falling interest rates the issuer may redeem a security by repaying it early (which may reduce the Fund's income if the proceeds are reinvested at lower interest rates), and "extension" risk, which occurs during a rising interest rate environment because certain obligations will be paid off by an issuer more slowly than anticipated (causing the value of those securities held by the Fund to fall).

• Interest Rate Risk: Interest rate risk is the risk that prices of fixed income securities generally increase when interest rates decline and decrease when interest rates increase. The Fund may lose money if short term or long term interest rates rise sharply or otherwise change in a manner not anticipated by the Manager. It is likely there will be less governmental action in the near future to maintain low interest rates. The negative impact on fixed income securities from the resulting rate increases for that and other reasons could be swift and significant.

•            Credit Risk. Credit risk refers to the possibility that the issuer of the security or a counterparty in respect of a derivative instrument will not be able to satisfy its payment obligations to the Fund when due. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer. Securities rated in the four highest categories by the rating agencies are considered investment grade but they may also have some speculative characteristics. Investment grade ratings do not guarantee that bonds will not lose value or default. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes.

•            Currency Risk. The Fund’s exposure to foreign currencies subjects the Fund to the risk that those currencies will decline in value relative to the U.S. Dollar, or, in the case of short positions, that the U.S. Dollar will decline in value relative to the currency that the Fund is short. Currency rates in foreign countries may fluctuate significantly over short periods of time for any number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad.

•            Cyber Security Risk. The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity.

Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund or its Adviser, custodian, transfer agent, intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of shareholder transactions, impact the Fund’s ability to calculate its NAVs, cause the release of private shareholder information or confidential business information, impede trading, subject the Fund to regulator fines or financial losses and/or cause reputational damage. The Fund may also present for issuer of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such companies to lose value.

•            Credit Risk. Credit risk refers to the possibility that the issuer of the security or a counterparty in respect of a derivative instrument will not be able to satisfy its payment obligations to the Fund when due. Changes in an issuer's credit rating or the market's perception of an issuer's creditworthiness may also affect the value of the Fund's investment in that issuer. Securities rated in the four highest categories by the rating agencies are considered investment grade but they may also have some speculative characteristics. Investment grade ratings do not guarantee that bonds will not lose value or default. In addition, the credit quality of securities may be lowered if an issuer's financial condition changes.

•            Currency Risk The Fund's exposure to foreign currencies subjects the Fund to the risk that those currencies will decline in value relative to the U.S. Dollar, or, in the case of short positions, that the U.S. Dollar will decline in value relative to the currency that the Fund is short. Currency rates in foreign countries may fluctuate significantly over short periods of time for any number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad.

•            Cyber Security Issues. With the increased use of technologies such as the internet to conduct business, the Fund and Subsidiary are susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures or breaches by the Fund's Manager and other service providers (including, but not limited to, Fund accountant, custodian, transfer agent and administrator), and the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund's ability to calculate its NAV, impediments to trading, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Manager has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by service providers to the Fund and issuers in which the Fund invests. The Fund and its shareholders could be negatively impacted as a result.

With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures or breaches by the Fund’s adviser, sub-adviser(s) and other service providers (including, but not limited to, Fund accountants, custodians, transfer agents and administrators), and the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by service providers to the Fund and issuers in which the Trust invests. The Fund and its shareholders could be negatively impacted as a result.
• Emerging Market Risk. The Fund may have exposure to emerging markets due to investments in certain Futures contracts linked to currencies and indices comprising emerging market equity securities. Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging financial markets have far lower trading volumes and less liquidity than developed markets.	• Emerging Market Risk. The Fund intends to have exposure to emerging markets due to the Fund's investments in certain stock index futures and foreign exchange instruments. Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging financial markets have far lower trading volumes and less liquidity than developed markets.

•            Foreign Market Risk. As a general rule, there is less legal and regulatory protection for investors in foreign markets than that available domestically. Additionally, trading on foreign exchanges is subject to the risks presented by exchange controls, expropriation, increased tax burdens and exposure to local economic declines and political instability. Some foreign derivative markets are so-called principals’ markets in which performance is the responsibility only of the individual counterparty with whom the trader has entered into a commodity interest transaction and not of the exchange or clearing corporation. International trading activities are subject to foreign exchange risk.

•            General Market Risk. The Fund’s net asset value (“NAV”) and investment return will fluctuate based upon changes in the value of its portfolio securities. You could lose some or all of your capital invested in the Fund, or the Fund could underperform other investments.

•            Government Intervention and Regulatory Changes. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) (which was passed into law in July 2010) significantly revised and expanded the rule-making, supervisory and enforcement authority of federal bank, securities and commodities regulators. There can be no assurance that future regulatory actions, including, but not limited to, those authorized by the Dodd-Frank Act will not adversely impact the Fund. Major changes resulting from legislative or regulatory actions could materially affect the profitability of the Fund or the value of investments made by the Fund or force the Fund to revise its investment strategy or divest certain of its investments. Any of these developments could expose the Fund to additional costs, taxes, liabilities, enforcement actions and reputational risk. In addition, the Securities and Exchange Commission has recently proposed new regulations regarding mutual funds’ use of derivatives and leverage. These proposed rules, if adopted in substantially the same form as proposed, could have a substantial impact on the ability of the Fund to fully implement its investment strategy as described herein, which may limit the Fund’s ability to achieve its objective.

•            Foreign Market Risk. As a general rule, there is less legal and regulatory protection for investors in foreign markets than that available domestically. Additionally, trading on foreign exchanges is subject to the risks presented by exchange controls, expropriation, increased tax burdens and exposure to local economic declines and political instability. Some foreign derivative markets are so-called principals' markets in which performance is the responsibility only of the individual counterparty with whom the trader has entered into a commodity interest transaction and not of the exchange or clearing corporation. International trading activities are subject to foreign exchange risk.

•            General Market Risk. The Fund's net asset value ("NAV") and investment return will fluctuate based upon changes in the value of its portfolio securities. You could lose money on your investment in the Fund, or the Fund could underperform other investments.

•            Government Intervention and Regulatory Changes

The recent instability in financial markets has led the government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that are exposed to extreme volatility and in some cases lack of liquidity. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") (which was passed into law in July 2010) significantly revises and expands the rulemaking, supervisory and enforcement authority of federal bank, securities and commodities regulators. It is unclear how these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not adversely impact the Fund. Major changes resulting from the Dodd-Frank Act or other legislative or regulatory actions could materially affect the profitability of the Fund or the value of investments made by the Fund or force the Fund to revise its investment strategy or divest certain of its investments. Any of these developments could expose the Fund to additional costs, taxes, liabilities, enforcement actions and reputational risk.

In addition, the Dodd-Frank Act established a new regulatory structure for derivatives. If more restrictive position limits are imposed on investors in the commodity futures and other derivative markets, the Fund may be adversely affected. Similarly, changes in the regulation of foreign currency-related trading arising from the Dodd-Frank Act may make such trading more expensive for the Fund, and otherwise limit the Fund's ability to engage in such trading, which could adversely affect the Fund.

No assurance can be made that the U.S. Government or any U.S. regulatory body (or other authority or regulatory body) will not continue to take further legislative or regulatory action in response to an economic crisis or otherwise. The Fund may incur additional costs to comply with new requirements as well as to monitor for compliance in the future. In addition, Congress may determine to repeal or revise the Dodd-Frank Act or portions thereof and other laws and regulations. The effect of such actions, if taken, cannot be known

• Government Agency Risk. Direct obligations of the U.S. Government such as Treasury bills, notes and bonds are supported by its full faith and credit. Indirect obligations issued by Federal agencies and government-sponsored entities generally are not backed by the full faith and credit of the U.S. Treasury. Accordingly, while U.S. Government agencies and instrumentalities may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the U.S. Treasury. Some of these indirect obligations may be supported by the right of the issuer to borrow from the Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others are supported only by the credit of the instrumentality.

•            Leverage/Volatility Risk. These of leverage by the Fund will cause the value of the Fund’s shares to be more volatile than if the Fund did not employ leverage. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities or other investments. Relatively small market movements may result in large changes in the value of a leveraged investment. The potential loss on such leveraged investments may be substantial relative to the initial investment therein. Furthermore, derivative instruments and futures contracts are highly volatile and are subject to occasional rapid and substantial fluctuations. Consequently, you could lose all or substantially all of your investment in the Fund should the Fund’s trading positions suddenly turn unprofitable.

The Fund’s NAV is expected over short-term periods to be volatile because of the significant use of direct and indirect investments that have a leveraging effect. Volatility is a statistical measurement of the magnitude of up and down asset price fluctuations over time. Rapid and dramatic price swings will result in high volatility. The Fund’s returns are expected to be volatile; however, the actual or realized volatility level for longer or shorter periods may be materially higher or lower depending on market conditions and investors may suffer a significant and possibly a complete loss on their investment in the Fund.

•            Leverage/Volatility Risk. Although the Fund will not borrow funds for trading, the Fund should be considered highly leveraged and is suitable only for investors with high tolerance for investment risk. Leverage embedded in the various derivative instruments traded may result in the Fund or its Subsidiary holding positions whose face or notional value may be many times the Fund's net asset value. For example, the amount of margin funds necessary to be deposited in order to enter into a futures, forward or option contract position is typically from 2% to 10% of the total face or notional value of the contract. As a result of this leveraging, even a small movement in the price of a commodity can cause a correspondingly large profit or loss. Losses incurred on leveraged investments increase in direct proportion to the degree of leverage employed.

Furthermore, derivative instruments and futures contracts are highly volatile and are subject to occasional rapid and substantial fluctuations. Consequently, you could lose all or substantially all of your investment in the Fund should the Fund's trading positions suddenly turn unprofitable.

The Fund's NAV is expected over short-term periods to be volatile because of the significant use of direct and indirect investments that have a leveraging effect. Volatility is a statistical measurement of the magnitude of up and down asset price fluctuations over time. Rapid and dramatic price swings will result in high volatility. The Fund's returns are expected to be volatile; however, the actual or realized volatility level for longer or shorter periods may be materially higher or lower depending on market conditions and investors may suffer a significant and possibly a complete loss on their investment in the Fund.

• Liquidity Risk. The Fund is subject to liquidity risk primarily due to its investments in derivatives, such as swaps. Investments in illiquid securities or derivative instruments involve the risk that the Fund may be unable to sell the security or derivative instrument or sell it at a reasonable price.	• Liquidity Risk. The Fund is subject to liquidity risk primarily due to its investments in derivatives. Investments in derivative instruments involve the risk that the Fund may be unable to sell the derivative instrument or sell it at a reasonable price.

•            Management Risk. The Adviser’s or Sub-Adviser’s judgments about the attractiveness, value and potential positive or negative performance of any particular security or derivative in which the Fund invests or sells short may prove to be inaccurate and may not produce the desired results.

•            Portfolio Turnover Risk. The Fund may frequently buy and sell portfolio securities and other assets to rebalance its exposure to various market sectors. Higher portfolio turnover may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Portfolio turnover expenses may cause the Fund’s performance to be less than you expect.

•            Regulatory Risk. Governments, agencies or other regulatory bodies may adopt or change laws or regulations that could adversely affect the issuer, or market value, of an instrument held by the Fund or its Subsidiary, or that could adversely impact the Fund’s performance.

•            Subsidiary Risk. The Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary.

If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands governmental authority taxes, Fund shareholders would likely suffer decreased investment returns.

•            Management Risk. The Manager employs systematic modeling to make investment decisions about the attractiveness, value and potential positive or negative performance of the Fund. The models employed by the Manager may prove to be inaccurate and may not produce the desired results.

•            Portfolio Turnover Risk. The Fund may frequently buy and sell portfolio securities and other assets to rebalance the Fund's exposure to various market sectors. Higher portfolio turnover may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Portfolio turnover risk may cause the Fund's performance to be less than you expect.

•            Regulatory Risk. Governments, agencies or other regulatory bodies may adopt or change laws or regulations that could adversely affect the issuer, or market value, of an instrument held by the Fund or its Subsidiary or that could adversely impact the Fund's performance.

•            Subsidiary Risk. By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary's investments. The derivatives and other investments held by the Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. The Subsidiary is not registered under the 1940 Act, and, unless otherwise noted in this Prospectus, is not subject to all the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to continue to operate as it does currently and could adversely affect the Fund.

• Tax Legislation Risk. On December 22, 2017, new tax legislation was enacted which includes changes to tax rates, restrictions on miscellaneous itemized deductions, changes to the dividends received deduction, restrictions on the deductibility of interest, and changes to the taxation of the international operations of domestic businesses. Certain changes have sunset provisions, which are important to note. Because the tax legislation is newly enacted and Treasury Regulations related to the legislation have not been drafted, there is uncertainty in how the newly enacted tax legislation will affect the Fund’s investments, as such impact may be adverse. Shareholders are urged and advised to consult their own tax advisor with respect to the impact of this legislation.	• Tax Risk. In order to qualify as a regulated investment company ("RIC"), the Fund must meet certain requirements regarding the source of its income, the diversification of its assets and the distribution of its income. Under the test regarding the source of a RIC’s income, at least 90% of the gross income of the RIC each year must be qualifying income, which consists of dividends, interest, gains on investment assets and other categories of investment income. In 2006, the Internal Revenue Service ("IRS") published a ruling that income realized from swaps with respect to a commodities index would not be qualifying income. The Fund's investment in the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the Code for qualification as a RIC, but there is a risk that the IRS could assert that the income derived from the Fund's investment in the Subsidiary and certain commodity-linked structured notes will not be considered qualifying income for purposes of the Fund remaining qualified as a RIC for U.S. federal income tax purposes. In addition, pursuant to recent guidance issued by the Treasury and the IRS, the Subsidiary’s commodity related income for a taxable year will only be treated as qualifying income to the extent the Subsidiary actually distributes such income out of its earnings and profits to the Fund for such taxable year. If the Fund were to fail to qualify as a RIC and became subject to federal income tax, shareholders of the Fund would be subject to diminished returns. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or its Subsidiary to operate as described in this Prospectus and the Statement of Additional Information ("SAI") and could adversely affect the Fund. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

•            Equity Securities Risk. The Fund may invest in, or have exposure to, equity securities. Equity securities tend to be more volatile than other investment choices, such as debt and money market instruments. The value of your investment may decrease in response to overall stock market movements or the value of individual securities.

•            Non-Diversification Risk. The Fund is a non-diversified investment company, which means that more of the Fund's assets may be invested in the securities of a single issuer than could be invested in the securities of a single issuer by a diversified investment company. The Fund has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.